Post-Qualification Offering Circular Amendment No. 2

File No. 024-10758

OFFERING CIRCULAR

March 30, 2018

530,000 Shares of Groundfloor Finance Inc. Common Stock

MAXIMUM OFFERING: $5,000,000

MAXIMUM BONUS SHARE VALUE: $300,000

MINIMUM OFFERING: $0

This Post-Qualification Offering Circular Amendment No. 2 (this “Offering Circular Amendment No. 2”) amends the offering circular of Groundfloor Finance Inc., dated February 9, 2018, as qualified on February 9, 2018, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Groundfloor Finance Inc., a Georgia corporation, (the “Company” or “we”) is an online marketplace that provides real estate investment opportunities to the public. The proceeds of this offering will be used primarily to fund loans but also for general corporate purposes, including the cost of this offering.

The Company will offer and sell on a continuous basis, the Groundfloor Finance Inc. Common Stock (the “Groundfloor Common Stock”) described in the Offering Circular. The Offering Circular describes some of the general terms that may apply to the Groundfloor Common Stock and the general manner in which they may be offered and follows the Form 1-A disclosure format.

We are offering up to 500,000 shares of our Common Stock at $10 per share, with a minimum investment of $100, or 10 shares of Groundfloor Common Stock. We may issue up to 30,000 additional bonus shares of the Groundfloor Common Stock pursuant to the terms of the Groundfloor Bonus Share Program. We will not receive any compensation for any bonus shares issued and such bonus shares have an implied value of $10 per share. We expect to offer Common Stock in this offering until it raises the maximum amount being offered. Through this offering, we intend to offer and sell our Common Stock to accredited investors and non-accredited investors.

For more information on the Groundfloor Common Stock being offered, please see the sections entitled “Securities Being Offered” and “Plan of Distribution” beginning on pages 59 and 62 of the Offering Circular, respectively. The aggregate initial offering price of the Groundfloor Common Stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. We will not execute sales of any securities under Regulation A that aggregate more than $50,000,000 in any twelve month period.

We intend to offer the Groundfloor Common Stock on a continuous basis directly through the Groundfloor website located at www.groundfloor.us. At the present time, we do not anticipate using any underwriters to offer our securities. This offering is being conducted on a “best-efforts” basis, which means the Company and its officers will use its commercially reasonable best efforts to offer to sell the Groundfloor Common Stock. Such officers will not receive any commission or any other remuneration for any sales of the Groundfloor Common Stock, and will rely on the broker-dealer safe harbor registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

Neither this Offering Circular Amendment No. 2 or the Offering Circular constitutes an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the Groundfloor Common Stock in any states where such offer or solicitation would be unlawful, prior to registration or qualification under the laws of any such state. Groundfloor Common Stock is subject to a Common Stock Voting Agreement. See the section titled “Securities Being Offered” in the Offering Circular.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Amendment No. 2, is part of an offering statement (File No. 024-10758) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Amendment No. 2 all of the information contained in Part II of the Offering Circular as well as Offering Circular Amendment No. 1. Please note that any statement that we make in this Offering Circular Amendment No. 2 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The Offering Circular is amended as follows:

RISK FACTORS

The following risk factors are added or replaced in their entirety, as applicable:

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements for the years ended December 31, 2017 and 2016 include a going concern note from our auditors. We incurred a net loss for the years ending December 31, 2017 and 2016, and had an accumulated deficit of $11.5 million and $7.4 million as of December 31, 2017 and 2016, respectively. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

Our ability to use our deferred tax assets to offset future taxable income may be subject to certain limitations that could subject our business to higher tax liabilities.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. The Tax Cuts and Jobs Act (the “Tax Act”) enacted on December 22, 2017, makes broad and complex changes to the U.S. tax code. While future interpretative guidance of the Tax Act and how many U.S. states will incorporate these federal law changes may have an impact on our business, the Tax Act’s reduction of the federal corporate income tax rate from 35% to 21%, effective January 1, 2018, has reduced our deferred tax asset associated with net operating loss carryforwards (“NOLs”). A lack of future taxable income would adversely affect our ability to utilize our NOLs.

In addition, under Section 382 of the Internal Revenue Code (“Section 382”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382. Our NOLs may also be impaired under similar provisions of state law.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, a full valuation allowance has historically been recorded to recognize only deferred tax assets that are more likely than not to be realized.

Finally, further changes to the federal or state tax laws or technical guidance relating to the Tax Act that would further reduce the corporate tax rate could operate to effectively reduce or eliminate the value of any deferred tax asset. Our tax attributes as of December 31, 2017 may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 28 of the Offering Circular:

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Summary Financial Information

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2017 and December 31, 2016 are derived from, and are qualified by reference to, the consolidated financial statements included in this Offering Circular and should be read in conjunction with those consolidated financial statements and notes thereto.

	For the year ended December 31, 2017	For the year ended December 31, 2016
Non-interest revenue:
Origination fees	$871,771	$218,862
Servicing fees	509,939	237,943
Total operating revenue	1,381,710	456,805
Net interest income (expense):
Interest income	2,287,701	901,234
Interest expense	(1,921,693)	(842,419)
Net interest income	366,008	58,815
Net revenue	1,747,718	515,620
Cost of revenue	(251,431)	(131,753)
Gross profit	1,496,287	383,867
Operating expenses:
General and administrative	1,082,137	1,083,200
Sales and customer support	1,316,356	826,289
Development	678,844	590,396
Regulatory	457,844	596,687
Marketing and promotions	1,338,635	983,812
Total operating expenses	4,873,816	4,080,384
Loss from operations	(3,377,529)	(3,696,517)
Interest expense	707,956	43,695
Net loss	$(4,085,485)	$(3,740,212)

Our consolidated financial statements for the period ended December 31, 2017 include a going concern note from our auditors. Since our inception, we have financed our operations through debt and equity financings. We intend to continue financing our activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Overview

We maintain and operate the Groundfloor Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include our wholly-owned subsidiaries, including Groundfloor GA (as defined below), which was created for the purpose of financing real estate properties in Georgia, Holdings, which was created for the purpose of facilitating our loan advance program by entering into the Revolver, and GRE 1, which sold and issued LROs through the Groundfloor Platform from May to July 2017.

LRO Program

We began offering LROs through the Groundfloor Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements under Tier 1 of Regulation A: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through PQAs to the offering statement qualified on December 15, 2015. From May through June 2017, GRE 1, our wholly-owned subsidiary, offered LROs through the Groundfloor Platform pursuant to an offering statement (File No. 024-10670) that was qualified that same month. In January 2018, the offering statement of which this Offering Circular forms a part (File No. 024-024-10753) was qualified by the SEC under Tier 2 of Regulation A.

Status of LRO Offerings and Loan Originations

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for the Company and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that the Company or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

GROUNDFLOOR FINANCE OFFERINGS
As of: March 15, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified[1]
Total Sold:	349	$43,401,000	76.0%
Total Being Sold:	10	$1,274,360	2.3%
Total Being Qualified:	8	1,020,570	—
Total Abandoned:	67	$9,383,378	17.3%
Total Withdrawn:	15	$2,366,770	4.4%

GRE 1 OFFERINGS
As of: March 15, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	34	$5,917,500	97%
Total Being Sold:	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	1	$451,000	3%
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many Borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, the rate of abandoned series has decreased and we expect this to continue in the future.

The tables below include information related to the status of Loans the Company and GRE 1 have issued under the LRO program (by letter grade) as of March 15, 2018. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),

o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and the Company or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default), or

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that the Company or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

Groundfloor Finance – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$5,078	$13,477	$30,489	$12,232	$647	$97	$25
Loans Offered (#)*	48	110	200	99	5	1	1
Amount Originated	$3,053	$9,483	$21,698	$8,736	$309	$97	$25
Loans Originated (#)*	32	84	152	76	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$1,860	$5,406	$7,633	$4,598	$210	$0	$0
Loans Paid at or Before Maturity (#)*	19	48	64	39	2	0	0
Amount Paid Following Workout	$324	$1,286	$3,572	$736	$99	$0	$25
Loans Paid Following Workout (#)*	4	10	22	8	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$31	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	1	0
Total Loans Currently Unpaid
Amount Current	$759	$1,780	$9,096	$2,549	$0	$0	$0
Loans Current (#)*	7	18	56	24	0	0	0
Amount in Workout	$20	$1,011	$1,397	$853	$0	$0	$0
Loans In Workout (#)*	1	8	10	5	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$2,111	$181	$0	$0	$0
Loans Offered (#)*	5	17	12	1	0	0	0
Amount Originated	$548	$3,528	$1,660	$181	$0	$0	$0
Loans Originated (#)*	5	17	11	1	0	0	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$548	$1,424	$899	$181	$0	$0	$0
Loans Paid at or Before Maturity (#)*	5	8	6	1	0	0	0
Amount Paid Following Workout	$0	$494	$0	$0	$0	$0	$0
Loans Paid Following Workout (#)*	0	1	0	0	0	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0
Total Loans Currently Unpaid
Amount Current	$0	$1,609	$761	$0	$0	$0	$0
Loans Current (#)*	0	8	5	0	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under the LRO Program

We determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. We informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of our business.

We determined on June 4, 2017 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. The Company was in a second lien position and the first lienholder foreclosed on the property on August 1, 2017. We exercised every remedy available to us, and were unable to recover the full principal amount or any interest outstanding. The total principal loss on this loan was $66,000. The risk of loss is in line with a second lien Loan graded F.

The tables below reflect information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of March 15, 2018. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above for a more detailed discussion of the characterization of Loans subject to workout.

Groundfloor Finance
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$279	$2,186	$4,449	$1,252	$99	$97	$25
Loans Extended/Modified(#)*	5	19	27	11	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$97	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$66	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	1	0
Investors Impacted by Fundamental Default *	144	0	0	0	0	177	0

GRE 1
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$494	$0	$0	$0	$0	$0
Loans Extended/Modified(#)*	0	1	0	0	0	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default *	0	0	0	0	0	0	0

We believe that the number of Loans the Company and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of the Company, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through the Groundfloor Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and does not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program currently offered by the Company. As a result, comparisons to the LRO program may not be meaningful, and prospective investors should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO Program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1.9 million, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1.9 million. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of March 15, 2018 (utilizing the same characterizations as outlined above).

Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$148	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	3	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of March 15, 2018, of the 36 loans funded, 35 loans have been paid back in full and one loan has paid back with full principal and reduced interest.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of March 15, 2018 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0
Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Invetors Impacted by Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

Funding Loan Advances

To date, the Company has entered into two financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1.5 million with an option to increase the limit to $15.0 million (under certain circumstances). As of March 15, 2018, the capacity is $4.5 million and the maturity date is October 31, 2018 and is extendable for an additional year. The Company has given a corporate guaranty to Revolver Capital as additional support for the credit facility. Revolver Capital will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold (or provide Revolver Capital a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, we entered into the ISB Note (as defined below) for a principal sum of $1.0 million, which was subsequently increased to $2.0 million, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2017 and 2016, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was $4.1 million for the year ended December 31, 2017. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources.” Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5.0 million (including the cancellation of the 2015 Bridge Notes (as defined below)), and our 2017 Note Financing (as defined below), through which we raised an aggregate of $2.05 million, and we have raised an aggregate of $2.89 million as of March 15, 2018 through our 2018 Common Stock Offering (as defined below), in order to fund operations over the next six months. See “Liquidity and Capital Resources” below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of employee compensation costs and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share-Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, existing economic conditions, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectable. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

Nonaccrual and Past Due Loans

Interest income is accrued on the outstanding principal balance. The accrual of interest on the loans and corresponding Georgia Notes or LROs is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Interest income and interest expense on loans and the corresponding Georgia Notes or LROs are discontinued and placed on non-accrual status at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. The Loans and corresponding Georgia Notes or LROs are charged off to the extent principal or interest is deemed uncollectable. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. All interest accrued, but not collected for Loans and Georgia Notes or LROs that are placed on nonaccrual or charged off, are reversed against interest income and interest expense, respectively.  Interest income on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans include loans on nonaccrual status. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial position, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as collateral value and guarantor support. The Company individually assesses for impairment all nonaccrual loans and all loans in fundamental default. The tables below include all loans deemed impaired, whether or not individually assessed for impairment. If a loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Fiscal Years Ended December 31, 2017 and 2016

	For the year ended December 31, 2017	For the year ended December 31, 2016
Non-interest revenue:
Origination fees	$871,771	$218,862
Servicing fees	509,939	237,943
Total operating revenue	1,381,710	456,805
Net interest income (expense):
Interest income	2,287,701	901,234
Interest expense	(1,921,693)	(842,419)
Net interest income	366,008	58,815
Net revenue	1,747,718	515,620
Cost of revenue	(251,431)	(131,753)
Gross profit	1,496,287	383,867
Operating expenses:
General and administrative	1,082,137	1,083,200
Sales and customer support	1,316,356	826,289
Development	678,844	590,396
Regulatory	457,844	596,687
Marketing and promotions	1,338,635	983,812
Total operating expenses	4,873,816	4,080,384
Loss from operations	(3,377,529)	(3,696,517)
Interest expense	707,956	43,695
Net loss	$(4,085,485)	$(3,740,212)

Net Revenue

Net revenue for the years ended December 31, 2017 and 2016 was $1.7 million and $0.5 million, respectively. The Company facilitated the origination of 203 and 148 developer loans during the years ended December 31, 2017 and 2016, respectively. Origination fees and servicing fees were earned related to the origination of these developer loans. Origination and servicing fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. We expect operating revenue to increase as our loan application and processing volume increases. Additionally, we earned net interest income during the loan advance period. The increase in net interest income is due to the full year utilization of the Revolver compared to the partial period in the year end December 31, 2016.

Gross Profit

Gross profit for the years ended December 31, 2017 and 2016 was $1.5 million and $0.4 million, respectively. The increase in gross profit was due to $1.2 million in additional net revenue, offset by an increase in cost of revenue of $0.1 million. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation cost, professional fees, consulting fees and depreciation and amortization expense. General and administrative expense was consistent year over year at $1.1 million. The increase in compensation expense was driven by the additional employees added in the years ended December 31, 2017 and 2016. Furthermore, the Company’s reporting requirements led to an increase in accounting and auditing professional fees. The general and administrative expense increase was offset by a decrease in employee relocation and recruiting fees incurred in the year ended December 31, 2016. We expect general and administrative expense will continue to increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense for the years ended December 31, 2017 and 2016 was $1.3 million and $0.8 million, respectively, an increase of $0.5 million or 59.3%. Sales and customer support expense consists primarily of employee compensation cost. The increase was primarily due to an increase in compensation related to increased headcount during the year to build out the sales and origination functions to support current and future growth. We expect sales and customer support expense will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense for the years ended December 31, 2017 and 2016 was $0.7 million and $0.6 million, respectively, an increase of $0.1 million or 15.0%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. The increase was primarily due to increases in compensation cost related to increased headcount. We expect development expense will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense for the years ended December 31, 2017 and 2016 was $0.5 million and $0.6 million, respectively, a decrease of $0.1 million or 23.3%. Regulatory expense consists primarily of legal fees and compensation cost required to maintain SEC and other regulatory compliance. The decrease was primarily due to a decrease in legal fees. The decrease in legal fees is due to work performed in the year ended December 31, 2016 exploring multiple regulatory offering paths. We expect regulatory expense may remain steady or increase due to the additional expense related to qualifying our offerings with the SEC, including our transition to Tier 2 under Regulation A, which will require complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the years ended December 31, 2017 and 2016 was $1.4 million and $1.0 million, respectively, an increase of $0.4 million or 36.1%. Marketing and promotions expense consists primarily of consulting expense, compensation cost as well as promotional and advertising expense. The increase was primarily due to an increase in investor acquisition, which drove an increase of $0.4 million in advertising and promotions. We expect that marketing and promotions expense will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the year ended December 31, 2017 and 2016 was $0.7 million and $44 thousand, respectively, an increase of $0.7 million. The company incurred $446 thousand in interest expense warehousing loans on the Revolver. Cash paid for interest on the Revolver was $434 thousand in the year ended December 31, 2017. Interest expense related to the Subordinated Convertible Note (as defined below) of $53 thousand was recognized during the year ended December 31, 2017 and is recorded as an accrued expense as of December 31, 2017. Interest expense related to the ISB Note of $139 thousand was recognized during the year ended December 31, 2017. Cash paid for interest on the ISB Note was $76 thousand in the year ended December 31, 2017.

Net Loss

Net loss for the years ended December 31, 2017 and 2016 was $4.1 million and $3.7 million, respectively, a net loss increase of $0.4 million or 9.2%. Operating expense consist primarily of compensation cost, legal fees, consulting and subcontractor cost as well as promotional expense. Operating expense for the years ended December 31, 2017 and 2016 were $4.9 million and $4.1 million, respectively, an increase of $0.8 million or 19.4%. The increase was primarily due to higher compensation cost as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional service fees, increased advertising and promotional expense and increased software development expense which were offset by a decrease in regulatory expense.

Liquidity and Capital Resources

The consolidated financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss for the years ended December 31, 2017 and 2016, and have an accumulated deficit as of December 31, 2017 of $11.5 million. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating activities	$(2,885,426)	$(2,810,886)
Investing activities	(6,796,379)	(12,746,215)
Financing activities	10,824,058	11,438,005
Net increase (decrease) in cash	$1,142,253	$(4,119,096)

Net cash used in operating activities for the years ended December 31, 2017 and 2016 was $2.9 million and $2.8 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash used in investing activities for the years ended December 31, 2017 and 2016 was $6.8 million and $12.7 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers. The decrease is driven by an increase in loan repayments of $18.1 million offset by an increase in loans made to developers of $9.3 million.

Net cash provided by financing activities for the years ended December 31, 2017 and 2016 was $10.8 million and $11.5 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, proceeds from the ISB Note and the Subordinated Convertible Notes, offset by repayments of Georgia Notes and LROs to investors.

We issued and sold 91,259 shares of Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475 thousand, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial Closing, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1.1 million, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and we do not intend to sell any additional shares of Series Seed Preferred Stock.

During November 2015, we entered into promissory notes with investors for total proceeds of $250 thousand (the “2015 Bridge Notes”). The notes incurred interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4.3 million. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4.7 million, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Preferred Stock Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and we do not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1.5 million (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the SEC of the corresponding series of LROs. The term of the Revolver was extended in October 2017 and will mature on October 31, 2018.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1.5 million to $2.5 million. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2.5 million to $3.5 million. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3.5 million to $4.5 million. The other terms of the credit facility remain unchanged.

As of December 31, 2017, the Company had $1.5 million of available borrowings and $3.0 million outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of December 31, 2017 and 2016, the Company reflected $1,000 and $36,000, respectively, of deferred financing cost related to the Revolver as a reduction to the revolving credit facility on the consolidated balance sheets.

On January 11, 2017, we entered into the ISB Note in favor of ISB for a principal sum of $1.0 million. We paid to ISB an origination fee of $10,000 concurrently with the funding by ISB of the principal of the ISB Note. We subsequently entered into an amendment to the ISB Note extending the repayment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2.0 million for a $30,000 amendment fee, and a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2017, (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019, (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019, (iv) $500,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019. As of the date hereof, the principal sum of $1.8 million remains outstanding.

The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, we granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

From March 2017 to May 2017, we issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $825 thousand (the “2017 Note Financing”). On October 27, 2017, the Company entered into amendments to the outstanding Subordinated Convertible Notes and related Subordinated Convertible Promissory Note Purchase Agreement raising the principal amount of Subordinated Convertible Notes that may be sold to $2.0 million, extending the maturity date, and allowing the Subordinated Convertible Notes, at the option of the holders, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock as described below. In November 2017, we issued Subordinated Convertible Notes to investors for additional proceeds of $675 thousand. In December 2017, the Board further increased the principal maximum amount of Subordinated Convertible Notes to be offered and sold in the 2017 Note Financing to $2.05 million and we issued Subordinated Convertible Notes to investors for additional proceeds of $550 thousand. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of our preferred stock issued in the financing at a price per share equal to 75% of the price per share of the preferred stock financing. In the event of a closing of a common stock financing under Regulation A with gross proceeds of at least $3.0 million (“Qualified Common Financing”) prior to the Maturity Date, then each holder may elect, in its discretion, to convert the outstanding principal and all accrued but unpaid interest into shares of our common stock issued in the financing at a price per share equal to 90% of the price per share of the common stock financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

On February 9, 2018, we launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). As described in this Offering Circular, we are offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. We are also offering a Bonus Share Program where we may issue up to 30,000 additional bonus shares of our common stock pursuant to the terms of this Offering Circular. As of March 15, 2018, we have issued 289,072 shares of common stock in the 2018 Common Stock Offering for $2,890,720 in proceeds.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and capital stock issuances. We anticipate that we will continue to incur substantial net losses as we grow the Groundfloor Platform. In September 2017, we implemented the Salary Reduction Program in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. We do not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all. As of the date of this filing, the Company is working to raise up to $5 million in financing in the 2018 Common Stock Offering, but can give no assurances that we will be able to raise the maximum amount of our common stock being offered.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, our wholly-owned subsidiary, in each case under Tier 1 of Regulation A. GRE 1 does not presently intend to qualify any additional series of LROs under its offering statement. In January 2018, our offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which the Company may offer and sell to $50 million, less any other securities sold by the Company under Regulation A (including pursuant to this Offering Circular). We have filed, and intend to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. We expect to expand the number of states in which we offer and sell LROs during the next 12 months. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 29 of the Offering Circular:

The following tables reflect our capitalization as of December 31, 2017 and 2016. The tables are not adjusted to reflect the subsequent closings of any financings. The historical data in the tables is derived from and should be read in conjunction with our consolidated financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of December 31, 2017	Amounts Outstanding as of December 31, 2016
Stockholders’ (Deficit) Equity:
Common stock, no par value	$22,449	$22,449
Preferred stock, no par value	7,571,526	7,571,526
Additional paid-in capital	712,314	527,073
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(11,529,853)	(7,444,368)
Total stockholders’ (deficit) equity	$(3,224,124)	$676,120

Security Ownership of Management and Certain Securityholders

The following information updates and replaces the information in the section titled “Security Ownership of Management and Certain Securityholders” on page 52 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of March 15, 2018 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2017 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and executive officers as a group. Except as otherwise noted, the mailing address for each shareholder is 75 Fifth Street, NW, Suite 2170, c/o Groundfloor Finance Inc., Atlanta, GA 30308. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series A(6)	Preferred Outstanding	% of Class
Brian Dally	550,000	(7)	38.6%	550,000		24,7%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	31.6%	450,000		20.2%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		28.5%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	102,134	(11)	4.6%	90,384	(12)	15.9%	3,750		*	94,134	7.2%
Directors and Executive Officers as a Group (6 persons)	1,000,000		70.2%	1,800,270	(13)	80.9%	129,738	(14)	22.8%	646,532	(15)	86.5%	776,270	59.0%

* Represents less than 1%.

(1)	Based upon 1,425,478 shares of common stock outstanding on March 15, 2018.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of March 15, 2018 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,425,478 shares of common stock outstanding on March 15, 2018 in addition to 790,164 shares beneficially owned by our directors and officers, including 13,894 shares subject to options exercisable within 60 days of March 15, 2018 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on March 15, 2018.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on March 15, 2018.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of March 15, 2018, Mr. Dally’s shares of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of March 15, 2018, Mr. Bhargava’s share of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 8,000 shares subject to options exercisable within 60 days of March 15, 2018.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 24,000 shares subject to options exercisable within 60 days of March 15, 2018.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Bruce Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 3,754 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.